Filed Pursuant to Rule 424(b)(7)
File No. 333-126519

PRICING SUPPLEMENT dated October 10, 2005

This Pricing Supplement is an “abbreviated term sheet” used in reliance on Rule 434 under the U.S. Securities Act of 1933, as amended, and supplements the Prospectus Supplement dated September 29, 2005 and the Prospectus dated July 11, 2005 of Century Casinos, Inc. For purposes of Section 10(a) of the U.S. Securities Act, the final prospectus relating to the securities offered hereby consists of this Pricing Supplement, the Prospectus Supplement and the Prospectus, and the documents incorporated therein by reference.

Century Casinos, Inc.

Offering of 7,132,667

Austrian Depositary Certificates
representing 7,132,667 shares of common stock

with a par value $0.01
of

Century Casinos, Inc.

Century Casinos, Inc., a corporation organized in the United States under the laws of the State of Delaware, is offering 7,132,667 Austrian Depositary Certificates, or “ADCs,” each representing one share of our common stock. We are offering the ADCs in a public offering to retail and institutional investors in the Republic of Austria and in a private placement in Europe to institutional investors outside the Republic of Austria. We refer to the public and private offerings collectively in this prospectus as the “Offering.”

Bank Austria Creditanstalt AG is acting as Global Coordinator, Lead Manager and Bookrunner of the Offering.

Our common stock is currently traded on the NASDAQ Capital Market under the symbol “CNTY.”  On October 10, 2005, the closing price of our common stock was $ 7.02, which equates to 5.79 Euro at the exchange rate of $ 1.2115 to 1.00 Euro, the New York noon buying rate on October 7, 2005.

The ADCs have been approved for trading on the Vienna Stock Exchange under the symbol “CNTY.” Apart from NASDAQ and the Vienna Stock Exchange we have not applied for trading on any other stock exchange.

The ADCs are represented by a modifiable global certificate that will be deposited with the Oesterreichische Kontrollbank Aktiengesellschaft, or “OeKB.”  Bank Austria Creditanstalt AG expects the delivery of the ADCs against payment of the offering price on or about October 13, 2005.

Our business and an investment in the ADCs involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 11 of this prospectus.

	Per Share	Total
Public offering price	€ 5.78	€ 41,226,815.26
Underwriting discount	€ 0.27	€ 1,937,660.32
Proceeds, before expenses, to us	€ 5.51	€ 39,289,154.94

     This prospectus has been approved by the Austrian Financial Market Authority (Finanzmarktaufsicht, the “FMA”). Neither the U.S. Securities and Exchange Commission nor any state securities commission of the U. S. has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Pricing Supplement supplements the Prospectus dated September 29, 2005 in accordance with section 7 para 5 Austrian Capital Market Act (Kapitalmarktgesetz).

Global Coordinator, Lead Manager and Bookrunner
Bank Austria Creditanstalt AG

The date of this pricing supplement is October 10, 2005